Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 22, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Committed Capital Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 22, 2011
File No. 333-174599

Ladies and Gentlemen:

On behalf of Committed Capital Acquisition Corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as initially filed with the Commission on May 27, 2011 and as previously amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 29, 2011.  We are delivering clean and marked complete courtesy copies of the Amendment No. 2 to the Registration Statement (the “Amendment”) to each of John Reynolds, Raj Rajan and Brian Bhandari of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated July 19, 2011, from John Reynolds, Assistant Director.  The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Form S-1, filed June 30, 2011

General Comments

1.
We note your response to prior comment six from our letter dated June 22, 2011 as it relates to your entering into private placement agreements which will be filed in a subsequent amendment. Please confirm that you will file these agreements pre-effectively and will disclose the material terms. Please note that we may have additional comments once these agreements have been filed.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London | Israel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

Response:  We refer the Commission to the forms of letter agreements filed with the Amendment as Exhibits 10.3, 10.4 and 10.5, which will be entered into by each of the initial stockholders (Michael Rapp, Philip Wagenheim, P&P 2, LLC, Michael Serruya and Committed Capital Holdings LLC) prior to the effective date. Section 5 of each of these letter agreements contains a requirement that each initial stockholder will enter into definitive agreements pursuant to which such initial stockholder, together with the other investors in the private placement (which may include other persons that our initial stockholders may designate as participants in the private placement), will purchase at least 2,000,000 shares of common stock at a price of $5.00 per share.

As described in the Registration Statement and the Amendment, the private placement will be completed concurrently with the consummation of the initial business transaction. Because the deadline to complete the initial business transaction is not until the 21-month anniversary of the effective date of the Registration Statement (or, depending on circumstances, the 24-month anniversary of such effective date), the Company does not anticipate entering into private placement agreements until a future point in time when it has more clarity as to the initial business transaction. Also, because the Company has 21 months (or 24 months) from the effective date of the Registration Statement to complete the initial business transaction, and because the Company has not conducted any material search activities to date, the Company does not intend to require the initial stockholders to determine which persons, if any, will be their designees to participate in the private placement.

Due to such reasons, we respectfully submit that the approach taken will commit the initial stockholders and any persons whom they eventually may designate as a participant in the private placement to purchase at least $10,000,000 of common shares in the private placement, while permitting the Company to prepare and finalize definitive agreements for the private placement when there is more certainty around the initial business transaction. We anticipate that the terms of the definitive agreements will be customary for a private placement of shares of common stock. We further respectfully submit that, upon execution, the definitive private placement agreements will be filed in accordance with the rules and regulations of the Commission.

2.	Please provide additional disclosure to clarify the circumstances which will or may prevent redemption of the public shares.

Response:  We respectfully submit our response to this Comment together with our response to Comment 5 because these two comments are in respect of a common subject matter.

We believe the only situation in which the public shares will be prevented from being redeemed is if all or substantially all of the funds in the trust account were unavailable to the Company or its net assets were otherwise significantly reduced so that the redemption of shares would result in an impairment of the Company’s capital under Section 160 of the Delaware General Corporation Law. As we disclosed previously in the Registration Statement, the Company intends to receive waivers from its various vendors and service providers (other than the independent accountants) and all prospective counterparties to potential initial business transactions pursuant to which such third parties will waive all claims such third parties may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and will agree to not seek recourse against the trust account. Furthermore, as previously disclosed in the Registration Statement, Michael Rapp and Broadband Capital Management LLC will jointly and severally indemnify the Company for certain losses that may be incurred by the trust account. Please see the form of trust indemnification agreement filed as Exhibit 10.9 to the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

As such, we believe it will be highly unlikely that the Company’s net assets would be reduced to such a low amount that the Company would be prevented from redeeming the public shares. On pages 13 and 62 of the prospectus contained in Amendment No. 1 to the Registration Statement, we elaborated our belief as to the unlikelihood that the Company would not be able to redeem the public shares and would need to submit a plan of dissolution to the stockholders.

In the same disclosure in the prospectus contained in Amendment No. 1 to the Registration Statement, and in the risk factors contained on pages 18-19 of Amendment No. 1., we also disclosed that if the Company is unable to redeem the public shares and is forced to submit a plan of dissolution to the stockholders, then the stockholders may not be able to receive their pro rata portion of the amounts in the trust account until a date that is later than the date on which they would have received such amounts had a redemption taken place. Furthermore, there is a risk that the stockholders would not approve such a plan of dissolution, in which case the public stockholders would not be able to receive their respective pro rata portions of the amounts held in trust until such approval is obtained. We believe this to be the primary risk relating to being forced to seek approval for a plan of dissolution. Nevertheless, we believe that this risk does not rise to the level of being a material risk because we believe (i) that the chance of having to submit a plan of dissolution is very unlikely and (ii) that the public stockholders will most likely be incentivized to vote in favor of the plan of dissolution in this scenario to receive their pro rata amount.

In Comment 5, the Commission requested that we clarify the steps, if any, that the Company and its officers and directors will take to ensure any plan of dissolution is approved and results in the distribution of the proceeds held in trust and that we include a separate risk factor if we believed this risk to be material. We have supplemented the disclosure on pages 13-14 and 61-62 in the Amendment to state that the Company intends to hire a proxy solicitor in order to maximize the number of public shares that vote on the dissolution if the Company is unable to redeem the public shares and is forced to present a plan of dissolution to the public stockholders. We, however, have not supplemented the risk factor disclosure on pages 18-19 with this information because the hiring of a proxy solicitor will mitigate this risk (despite it being a low risk). We further note that the existing disclosure in Amendment No. 1 to the Registration Statement included a statement that if the Company is required to submit such a plan of dissolution to the public stockholders, the initial stockholders would vote their initial shares in accordance with the majority of the public stockholders.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

Prospectus Summary, page 1

3.	We note your response to prior comment 12 and the revised text. Please explain the reference to “the aggregate of” as used in your responsive text on page 13.

Response:  We have revised the disclosure on pages 13 and 62 of the Amendment in response to this Comment.

4.
Please expand “Initial Shares and Placement Shares” to briefly disclose and explain that the percentage of all shares held by initial shareholders may exceed 33% of issued and outstanding shares after the initial business transaction and private placement.

Response: We have revised the disclosure on pages 1, 6-7 and 82 of the Amendment in response to this Comment to disclose that the percentage of all shares held by the initial stockholders may vary depending on the assumptions.  We have also disclosed on page 7 that the percentage of all shares held by initial stockholders, after the completion of the initial business transaction and private placement and giving effect to all forfeitures of initial shares, may exceed 33% of the issued and outstanding shares of common stock at such time.

5.
We note your existing disclosure, including on page 13 and in the Risk Factors, addressing the potential that public shareholders may not receive their pro rata portion of the proceed held in trust in the event the shareholders did not approve a plan of dissolution. In an appropriate location, please clarify the steps, if any, you and your officers and directors have or will take to ensure any plan of distribution is approved and results in the distribution of the proceeds held in trust to the public shareholders. If this matter represents a material risk in your offering, please address in a separate risk factor. If you do not believe separate risk factor disclosure is appropriate, please explain in a supplemental response.

Response:  Please refer to our response to Comment 2, which includes our response in respect of this Comment.

Use of Proceeds, page 39

6.
We do not understand your response to prior comment 23 which refers to your entering into an agreement with Broadband Capital Management “[p]rior to the completion of the offering” in the context of your existing disclosure which states BCM “has agreed to.” Accordingly, we reissue our prior comment. Please clarify whether BCM is contractually obligated to provide funds to you. If so, file the agreements. If not, please remove the references to these agreements as you do not appear to currently have a basis for referring to them.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

Response:  We refer the Commission to the form of expense advancement agreement between the Company and Broadband Capital Management which is filed with the Amendment as Exhibit 10.8. We respectfully submit that the disclosure is accurate because the Company intends to enter into the expense advancement agreement prior to the effective date of the Registration Statement. The expense advancement agreement will become effective upon the completion of this offering.

Conflicts of Interest, page 77

7.
Please revise to briefly address Article X to your Amended and Restated Certificate of Incorporation. In addition, please reconcile the language of this provision, which appears to apply to any future relationship that may arise, and your existing disclosure.

Response:  We have revised the disclosure on pages 26-27 and 78 of the Amendment to reflect that the Company’s amended and restated certificate of incorporation provides that the corporate opportunity doctrine will not apply to any of the Company’s officers or directors in respect of existing and future fiduciary duties or contractual obligations that they may owe to third parties due to relationships and agreements with such third parties that exist on the date on which the amended and restated certificate of incorporation is filed with the Secretary of State of the State of Delaware, other than such duties or obligations our officers or directors may have to Plastron Acquisition Corp. III and Plastron Acquisition Corp. IV.

We have also revised Article X in the form of amended and restated certificate of incorporation, which has been refiled as Exhibit 3.3, to reflect the modifications made to the disclosure above.

8.	Please clarify whether Plastron Acquisition Corp. III and IV have priority over the registrant. We note the related risk factor although Article X only refers to Plastron III.

Response:  The fiduciary duties owed by Messrs. Rapp and Wagenheim to Plastron Acquisition Corp. III and Plastron Acquisition Corp. IV in respect of corporate opportunities do not take priority over the fiduciary duties owed by Messrs. Rapp and Wagenheim to the Company. We have revised the disclosure on pages 26-27 and 78 of the Amendment accordingly, and have revised Article X in the amended and restated certificate of incorporation, which has been refiled as Exhibit 3.3.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

Principal Stockholders, page 79

9.
We note the revised text added starting on page 83 in response to prior comments four and five. Your tables each present two percentages, “Total Shares held by Initial Stockholders % Total Outstanding” and “Initial Shares % Total Outstanding.” Please revise your disclosure to clarify the difference between the two percentages and clarify which percentage would be more relevant to investors following your business combination.

Response:  We have revised the disclosure on page 82 of the Amendment to reflect that the former represents the percentage ownership of the initial stockholders including the placement shares while the latter represents the percentage ownership of the initial stockholders based solely on their ownership of the initial shares (i.e. this latter percentage excludes the effect of placement shares on the initial stockholders’ ownership in the Company).

The Company believes that both percentages are relevant for an investor’s overall consideration, whether prior to or after the initial business transaction. The initial shares as a percentage of the total outstanding shares of common stock is a metric that is customarily presented in the offering documents of blank check companies because the initial shares are often subject to forfeiture based on various contingencies. Since it is impossible to determine at the outset whether and to what degree any of these contingencies will be realized, the ownership is represented as a percentage of the total outstanding shares, based on certain assumptions. The Company has presented this figure because of the same reasons this figure is presented by other blank check companies and also because it provides a point of comparison to the percentage of ownership represented by the initial shares of sponsors, founders and initial stockholders in other blank check companies. Please see “Proposed Business—Comparison of This Offering to Those of Most Blank Check Companies Not Subject to Rule 419.”

The total shares of common stock held by the initial stockholders as a percentage of total outstanding shares is relevant to potential investors because it represents the ownership of the initial stockholders as compared to the ownership of other stockholders. The figure as presented in the last column of each table represents the relative aggregate ownership of the initial stockholders in the common stock after the initial business transaction and after all forfeitures to the initial shares have taken effect in accordance with the assumptions set forth in the Amendment.

Although the Company believes that both percentages are relevant for an investor, it believes that the total shares of common stock held by the initial stockholders as a percentage of total outstanding shares would be more relevant to other stockholders following the initial business transaction and after giving effect to all forfeitures because it represents the ownership of the initial stockholders as compared to the ownership of other stockholders after the number of initial shares held by the initial stockholders has been determined. We have revised the disclosure on page 82 of the Amendment clarify which percentage the Company believes would be more relevant to investors following its business combination and after all forfeitures to the initial shares have taken effect.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

10.	Please clarify whether the insiders experience the same proportionate dilution as the public shareholders in the event that you issue shares as acquisition consideration.

Response:  If shares will be issued in connection with the business transaction, the initial stockholders will experience the same proportionate dilution as the public stockholders. We have revised the disclosure on page 6 of the Amendment to reflect this fact.

Description of Securities, page 92

11.	We note your response to prior comment 40 concerning the letter agreements to be entered into by each existing shareholder. Please file executed copies of these agreements.

Response:  We respectfully submit that it is anticipated that the letter agreements will be entered into by each of the initial stockholders prior to the effective date of the Registration Statement. As such, we have filed forms of letter agreements as Exhibits 10.3, 10.4 and 10.5 to this Amendment. The Company will file executed copies of the agreements in accordance with the rules and regulations of the Commission once they have been executed.

12.
In the last full paragraph on page 93 you state that if a stockholder vote is required by law you “will conduct redemptions like other blank check companies in conjunction with a proxy solicitation ... but will not offer [y]our stockholders the opportunity to redeem their shares of common stock in connection with such vote.” Please clarify the meaning of this sentence.

Response:  We have revised the disclosure on page 93 of the Amendment to state that the Company will “conduct a proxy solicitation… but will not offer our stockholders the opportunity to redeem their shares of common stock in connection with such vote.”

13.
We partially reissue prior comment 41. Please clarify whether your Certificate of Incorporation prohibits you from issuing debt prior to your business combination that may have claims to the proceeds held in trust.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

Response:  We have revised the disclosure on page 95 to reflect that the Company’s amended and restated certificate of incorporation prohibits the Company from issuing additional stock or debt securities prior to the initial business transaction. We have revised Section 9.4 in the amended and restated certificate of amendment to reflect such revision to the disclosure.

Exhibits

Exhibit 23.1-Consent

14.
We note the audit report date of April 9, 2010 referred in the consent issued by De Joya Griffith & Company LLC is not consistent with the audit report date of April 9, 2010, except for Note 6 as to which the date is May 20, 2011 disclosed on page F-12. Please advise your former independent accountant, De Joya Griffith & Company LLC, to revise their consent accordingly.

Response:  De Joya Griffith & Company LLC has revised its consent in accordance with this Comment. See Exhibit 23.1 to the Amendment.

Form 8-K, filed June 1, 2011

15.	We note your response to prior comment 53. Please file the revised exhibit.

Response:  We will amend the promissory note that was issued on May 27, 2011 shortly after the filing of the Amendment, and have the amendment to the promissory note filed with the Commission on a Form 8-K.

Supplemental Disclosure Regarding Discussions Relating to Activities Prior to Filing the Original Registration Statement:

We supplementally disclose the following facts regarding certain activities prior to filing the Registration Statement. We refer to Comment 3 to the Commission’s comment letter dated June 22, 2011, and our response thereto on June 29, 2011.

Recently, it was brought to the attention of the Company’s management that, prior to filing the Registration Statement with respect to this offering, a consultant to Broadband Capital Management LLC had held preliminary discussions with a private company relating to a potential reverse merger transaction with the Company or another public shell company to be identified by Broadband Capital Management LLC and a draft letter of intent was prepared in connection thereto.  Such discussions and draft letter of intent occurred in connection with the Company’s existence as a public shell company and not in contemplation of the current offering.  No members of the Company’s management had any discussions with such private company with respect to a transaction with the Company. Furthermore, the Company’s management believes that such private company would not be a suitable acquisition candidate for the initial business transaction and, accordingly, the Company will not enter into an agreement or otherwise consummate a business transaction with such private company.

*           *           *           *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 22, 2011

We intend to request acceleration of the effectiveness of the Registration Statement following clearance of the Staff’s review of our filing.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.
Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission (John Reynolds, Esq., Assistant Director)

Committed Capital Acquisition Corporation (Messrs. Michael Rapp and Philip Wagenheim)

Ellenoff Grossman & Schole LLP (Stuart Neuhauser, Esq.)